Christina T. Roupas +1 312 881 6670 croupas@cooley.com	Via EDGAR

July 22, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Kyle Wiley, Staff Attorney Robert Littlepage, Accounting Branch Chief Lisa Etheredge, Senior Staff Accountant

Re:	Tempus Labs, Inc.

Draft Registration Statement on Form S-1

Submitted April 27, 2022

CIK: 0001717115

Ladies and Gentlemen:

On behalf of Tempus Labs, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 11, 2022 with respect to the Company’s Amendment No. 3 to the Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on April 27, 2022 (the “Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Draft Registration Statement.

Dilution, page 102

1.	Please revise to more clearly disclose how you calculated historical net tangible book value per share as of December 31, 2021.

In response to the Staff’s Comment, the Company will revise the disclosure to include the following:

“Our historical net tangible book value as of December 31, 2021 was $33.7 million, or $0.53 per share. Our historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities and the carrying value of our redeemable convertible preferred stock, which is not included within stockholders’ equity, divided by the 62,980,411 shares of common stock outstanding as of December 31, 2021.”

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

July 22, 2022

Page Two

Management’s Discussion and Analysis

Payor Coverage and Reimbursement, page 112

2.

We note your disclosure here and on pages 33-36. Your disclosure on page 112 references only payments received for clinical oncology NGS tests performed from January 1, 2020 through June 30, 2021. Please revise to address the following:

•	Clarify if you continued performing the NGS oncology tests from July 1, 2021 to December 31, 2021.

•	If you continued performing these tests, please revise to also disclose payments received for those tests or explain why no payments have been received.

•

In your prior amendment, you disclosed that beginning in the second quarter of 2021, you estimated the reimbursement rate for tests performed as zero percent for these tests. You now disclose that you estimate a reimbursement rate that is “significantly reduced”. Please revise to disclose how you accounted for this change and quantify the financial statement impact of this change on the periods presented. Please also refer to Item 303(b)(3) of Regulation S-K and revise disclosures on page 121 accordingly.

The Company respectfully advises the Staff that the Company continued to perform NGS oncology tests from July 1, 2021 to December 31, 2021.

With regard to the impact of the Local MAC’s determination on the reimbursement rate for oncology NGS tests, the Company had previously estimated that such determination would result in a reimbursement rate of zero for the specifically impacted orders during the second quarter of 2021. Subsequently, as the Company calculated its contractual allowance for the third and fourth quarters of 2021, the expected reimbursement rate was adjusted for tests performed in those respective periods to take into account the actual cash collections from prior periods, as well as new guidance from the Local MAC as it related to the original determination. In the third and fourth quarters of 2021, the Company had $365,690 and $1,081,734, respectively, of estimated reimbursement for its xT test with Medicare. In each case, the Company followed the policy as disclosed on page 121 of the Draft Registration Statement, “We estimate contractual allowances and implicit price concessions based on historical collections in relation to established rates, as well as known current or anticipated reimbursement trends not reflected in the historical data. We monitor the estimated amount to be collected at each reporting period based on actual cash collections in order to assess whether a revision to the estimate is required.”

In response to the Staff’s Comment, the Company will revise the applicable disclosure as follows:

“We received payment on approximately 45% of our clinical oncology NGS tests across all payors performed from January 1, 2020 through June 30, 2021. We calculated this metric on a trailing two-quarter basis based on payor adjudication timing. However, we continued to perform our NGS tests through December 31, 2021.

…

Beginning in the second quarter of 2021, we estimated the reimbursement rate for tests performed within our contractual allowances with a significantly reduced percent expected reimbursement for these tests, equating to $0 for the second quarter of 2021, $0.4 million for the third quarter of 2021, and $1.1 million for the fourth quarter of 2021. These estimates were guided by the updated Local MAC guidance and appeal outcomes through December 31, 2021. During the fourth quarter of 2021, we began receiving favorable results on outstanding level 2 claims that were adjudicated and have received payment on a subset of these claims as a result of the appeal process. As of March 31, 2022, Medicare claims represent 29% of our clinical testing volume.”

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

July 22, 2022

Page Three

Management’s Discussion and Analysis

Comparison of the Years Ended December 31, 2020 and 2021 Revenue, page 115

3.

Please revise your discussion of revenue and cost of revenue for both genomics and data and other so that the historical GAAP amounts are presented first, followed by any discussion of the results adjusted for the impact of COVID-19 PCR testing. To the extent that your revenue or cost of revenue trends were different on a GAAP basis as compared to adjusted for the impact of COVID-19 PCR testing, please ensure that your MD&A addresses those differences in trends and describes the extent to which they are expected to continue. For example, it appears that in 2020, genomics revenues from COVID testing exceeded cost of revenue while that does not seem to be the case for other genomics revenues.

In response to the Staff’s comment, the Company will revise the applicable disclosure to present the comparative historical GAAP amounts for the total genomics revenue and cost of revenues line items as follows:

“Genomics

Genomics revenue increased $43.1 million, or 28.4%, from $151.9 million for the year ended December 31, 2020, compared to $195.0 million for the year ended December 31, 2021. This increase was primarily due to an additional $5.2 million of revenue from COVID-19 PCR testing, and an increase in the number of next generation sequencing tests delivered in oncology, which increased from 44,667 tests for the year ended December 31, 2020 to 69,223 tests in the year ended December 31, 2021.

Cost of Revenues, Genomics

Cost of revenues, genomics was $152.2 million for the year ended December 31, 2020, compared to $162.3 million for the year ended December 31, 2021, an increase of $10.1 million, or 6.6%. The increase was primarily due to an additional $15.6 million of material and service costs and $1.8 million in inventory write-downs, offset in part by a $10.8 million decrease in Cost of revenues, genomics associated with COVID-19 PCR testing.”

In addition, the Company respectfully advises the Staff that Data and Other revenue and cost of revenues are not impacted by the Company’s COVID-19 PCR testing business and that the amounts disclosed represent historical GAAP amounts.

Management’s Discussion and Analysis

Data and Other, page 116

4.

Please revise your discussion of changes in data and other revenue to describe in greater detail the specific reasons for the $36 million (74%) increase from 2020 to 2021. For example, please provide greater context by quantifying the extent to which your business was impacted by new customers and quantifying the extent to which existing customers increased their adoption of products and services.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

July 22, 2022

Page Four

In response to the Staff’s comment, the Company will revise the applicable disclosure as follows:

“Data and Other revenue increased $26.7 million, or 74.1%, from $36.1 million for the year ended December 31, 2020, compared to $62.8 million for the year ended December 31, 2021. This increase was primarily due to increased demand for our Insights products. Across all Data and Other products, the increase was driven equally by adoption of our products and services within our existing customer base and adoption by new customers.”

Management’s Discussion and Analysis

Quarterly Results of Operations, page 117

5.

Your disclosures on page 118 indicate that revenue and costs associated with COVID-19 testing begin to impact results in the second quarter of 2020. However, the table on page 117 only quantifies the impacts of COVID-19 testing beginning with the third quarter of 2020. Please revise accordingly.

In response to the Staff’s comment, the Company will revise the applicable disclosure to reflect that revenue and costs associated with COVID-19 testing began to impact results in the third quarter of 2020, consistent with the presentation in the table, as follows:

“Quarterly Revenue Trends

Beginning in the third quarter of 2020, revenue from COVID-19 testing impacted the Genomics revenue line as illustrated in the table above.

…

Quarterly Costs and Operating Expense Trends

Beginning in the third quarter of 2020, costs associated with COVID-19 testing impacted the Cost of revenues, genomics line as illustrated in the table above.”

Management’s Discussion and Analysis

Quarterly Results of Operations, page 117

6.

Please revise your discussion of quarterly costs and operating expense trends on page 118 to explain what caused the significant decline in genomics cost of revenue associated with COVID-19 testing relative to genomics revenue from COVID-19 testing during the last three quarters of fiscal 2021 compared to the previous three quarters.

In response to the Staff’s comment, the Company will revise the applicable disclosure as follows:

“Quarterly Costs and Operating Expense Trends

Beginning in the third quarter of 2020, costs associated with COVID-19 testing impacted the Cost of revenues, genomics line as illustrated in the table above.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

July 22, 2022

Page Five

Our costs and operating expenses primarily increased during the periods presented due to the addition of personnel in connection with the growth of our business. Cost of revenue, genomics associated with COVID-19 testing relative to net revenue recorded from COVID-19 testing has decreased over time as a result of efficiencies gained from streamlining our testing process since its inception in the third quarter of 2020.”

Consolidated Financial Statements 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

7.

We note your discussion of the November 2021 Master Services Agreement with AstraZeneca on pages 110 and F-15. Please tell us if AstraZeneca will be required to pay any penalties to you if they do not meet the $200 minimum purchase commitment. Please also tell us how you considered if this agreement provides the customer with a material right. Please refer to ASC 606-10-55-41 through 55-45.

The Company respectfully advises the Staff that per the terms of the November 2021 Master Services Agreement, in the scenario in which AstraZeneca terminates for convenience and has not fulfilled its financial commitment of $200 million, AstraZeneca will be liable to pay the Company the balance of its unfulfilled financial commitment.

In evaluating whether the agreement provides the customer a material right, the Company noted that the AstraZeneca agreement is a long-term master services agreement, with an unspecified scope of services, and includes a fixed discount for the duration of the agreement. The right to the discounted price is independent from other contracts or purchases by AstraZeneca. Thus, the Company concluded that the contract does not contain a material right, as the customer is not receiving a future discount as a result of making a current purchase and is not paying in advance for future goods or services, as discussed in ASC 606-10-55-42. Further, when evaluating the pricing in the contract based on a similar class of customer (defined as global pharmaceutical companies engaged in data licensing and related services type arrangements), the Company concluded the pricing is within the range of discounts typically given for services for a similar class of customer.

The Company notes that a similar example was evaluated in TRG Paper 54, Considering Class of Customer When Evaluating Whether a Customer Option Gives Rise to a Material Right and Example 1 - Preferred customer pricing. The FASB staff concluded in this example that the contract does not contain a material right, as the pricing offered to the customer was not dependent on any existing or prior contracts with that customer.

*    *     *

Please contact me at (312) 881-6670 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

United States Securities and Exchange Commission

July 22, 2022

Page Six

Sincerely,

/s/ Christina T. Roupas
Christina T. Roupas

cc:	Eric Lefkofsky, Tempus Labs, Inc.

Jim Rogers, Tempus Labs, Inc.

Erik Phelps, Tempus Labs, Inc.

Ryan Bartolucci, Tempus Labs, Inc.

Courtney Tygesson, Cooley LLP

Richard Segal, Cooley LLP

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com